SKYHIGH RESOURCES INC
1791 Marcy Lynn Court
San Jose. CA 95124 Telephone: 480-239-4080

January 6, 2009

US Securities and Exchange Commission,
Division of Corporate Finance,
Mail Stop 7010,
Washington, D.C. 20549

Attention:	H. Roger Schwall
Assistant Director

Ref:	Registration Statement on Form S-1
File No. 333-153863
Filed October 6, 2008

Subject:             Commission letter dated October 31, 2008

Dear Mr. Schwall:

We respond to your letter dated October 31, 2008 regarding the referenced matter and address your numbered comments 1 through 6.

Our response follows the suggestion made in your “Closing Comments” wherein you suggest we may wish to provide a marked copy of the amendments to expedite your review. In this regard, we have made such amendment suggested in your review and have identified these amendments by redline and numbered each amendment in the S-1 document to correspond to the number in your letter. Further details follow.

Note 1 - General
We have corrected the president’s name to the correct spelling, Trevor Blank at all locations within the S-1 document. These changes are noted as Note 1 in the redlined S-1 document.

Note 2 – Prospectus Cover Page
The S-1 document has been revised to include at the appropriate locations, the expiry date. Should the 600,000 shares of common stock not be sold fully subscribed for by June 30, 2009, the offering will be cancelled and all fund received shall be returned to the subscriber. These changes are noted as Note 2 in the redlined S-1 document.

Note 3 - Disclosure Regarding Forward-Looking Statements
The section “ Disclosure Regarding Forward-Looking Statements” has been removed from the S-1 document. These changes are noted as Note 3 in the redlined S-1 document.

Note 4 – Our Directors and Executive Officers
We have revised the sketch for Mr. Blank to more precisely identify his employment and business experience. These changes are noted as Note 4 in the redlined S-1 document.

SKYHIGH RESOURCES INC
1791 Marcy Lynn Court
San Jose. CA 95124 Telephone: 480-239-4080

Note 5 – Financial Statements
Financial statements for the period ended November 30, 2008 have been included in the S-1 document as well as statements for the year ending March 31, 2008. Comparisons between the periods have been added/revised as appropriate. These changes are noted as Note 5 in the redlined S-1 document.

Note 6 – By-laws of Skyhigh Resources Inc
The corporate By-laws have been revised in Article III, Section 1(a) to show the number of directors. A revised set of By-laws is filed in the Exhibits. These changes are noted as Note 6 in the redlined S-1 document.

In our review we have identified minor omission or errors that we felt should to be addressed. So that all changes are readily identified for your review, we have noted these changes as Note 7.

During the interim period from the date of your letter, the Company has moved its corporate offices. This change is as well shown on the attached document.

We trust the information provided responds fully to your review questions.

Yours very truly,
Skyhigh Resources Inc

/s/ Trevor D. Blank

President, Chief Executive Officer